CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Global Medium-Term Notes, Series A	$2,000,000	$142.60

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933

Pricing Supplement dated October 27, 2010 (To Prospectus dated August 31, 2010 and the Prospectus Supplement dated August 31, 2010)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

CALLABLE SIFMA MUNICIPAL SWAP INDEX/LIBOR SPREAD NOTES DUE NOVEMBER 10, 2025

Principal Amount: US$2,000,000 Issuer: Barclays Bank PLC

Issue Price: Variable Price Reoffer Series: Global Medium-Term Notes, Series A

Principal Protection Percentage: If you hold the Notes to maturity, you will receive at least 100% of your principal, subject to the creditworthiness of Barclays Bank PLC. The Notes are not, either directly or indirectly, an obligation of any third party, and any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. Original Issue Date: November 10, 2010

Original Trade Date: October 27, 2010 Maturity Date: November 10, 2025, subject to Redemption at the Option of the Company (as set forth below).

CUSIP: 06740PB88 Denominations: Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter.

ISIN: US06740PB886

Interest Rate Type: Day Count Convention:

Fixed Rate

Regular Floating Rate

Other (see description in this free writing prospectus) Actual/360

30/360

Actual/Actual

Actual/365 NL/365

30/365

Actual/366

Actual/252 or Business Days/252

Reference Rate:

CD Rate

CMS Rate

CMT Rate (Reuters Screen FRBCMT Page)

Commercial Paper Rate

Eleventh District Cost of Funds Rate Federal Funds (Effective) Rate

Federal Funds (Open) Rate

EURIBOR

LIBOR

Designated LIBOR Page: Reuters: LIBOR 01 Prime Rate

Treasury Rate

Other

Reference Rate Maturity: 3 months

Floating Percentage: Reference Rate plus the Spread

Interest Rate: For each Interest Period commencing on or after the Original Issue Date to but excluding November 10, 2011: Floating Percentage

For each Interest Period commencing on or after November 10, 2011 to but excluding the Maturity Date: The sum of (i) the Floating Percentage and (ii) the Interest Adjustment Amount, subject to the Minimum Interest Rate and the Maximum Interest Rate

For each Interest Period commencing on or after November 10, 2011 to but excluding the Maturity Date, the Floating Percentage will be reset at the beginning of each Interest Period, but the Interest Adjustment Amount will only be calculated on the last Business Day of such Interest Period. Accordingly, you will not know the Interest Rate applicable to any Interest Period until the last day of that Interest Period.

Interest Adjustment Amount: For each Interest Period, commencing on or after November 10, 2011, an amount determined on the related Interest Adjustment Calculation Date in accordance with the following formula:

10 x [(Average 3-Month LIBOR x 0.67) – (Average SIFMA Index Value)]

The Interest Adjustment Amount for any Interest Period may be negative, and if the absolute value of any such negative Interest Adjustment Amount equals or exceeds the Floating Percentage, the Interest Rate for such Interest Period will be zero.

Interest Payment Dates: Monthly, Quarterly, Semi-Annually, Annually,

payable in arrears on 10th of February, May, August and November, commencing on February 10, 2011 and ending on the Maturity Date or the Early Redemption Date, if applicable.

Interest Period: The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date. Each subsequent Interest Period will begin on, and include, the Interest Payment

Date for the immediately preceding Interest Period and end on, but exclude, the next following Interest Payment Date. The final Interest Period will end on, but exclude, the Maturity Date.

Floating Percentage Reset Dates: For each Interest Period, the 10th day of February, May, August and November, commencing on the Original Issue Date.

Floating Percentage Determination Dates: Two London Business Days prior to the relevant Interest Reset Date.

Interest Adjustment Amount Calculation Dates: For each Interest Period commencing on or after November 10, 2011, the last Business Day of the related Interest Period.

Average 3-Month LIBOR: For each Interest Period commencing on or after November 10, 2011, the non-compounded weekly weighted average of Weekly 3-Month LIBOR in such Interest Period, calculated by multiplying each 3-Month LIBOR in effect during such Interest Period by the number of calendar days such Weekly 3-Month LIBOR is in effect, adding the products so determined and dividing that sum by the number of calendar days in such Interest Period. Weekly 3-Month LIBOR in effect for any day in an Interest Period shall equal Weekly 3-Month LIBOR on the immediately preceding Weekly LIBOR Reset Date.

Weekly 3-Month LIBOR: For each Weekly LIBOR Reset Date, 3-Month USD LIBOR as published on Reuters Page LIBOR01 at 11:00 am London time on the London Business Day preceding such Weekly LIBOR Reset Date.

Weekly LIBOR Reset Dates: November 10, 2011 and thereafter, each Thursday of each week (or if any such Thursday is not a London Business Day, the next succeeding London Business Day).

Average SIFMA Index Value: For each Interest Period commencing on or after November 10, 2011, the non-compounded weekly weighted average of the SIFMA Index Value in such Interest Period, calculated by multiplying each SIFMA Index Value in effect during such Interest Period by the number of calendar days such SIFMA Index Value is in effect, adding the products so determined and dividing that sum by the number of calendar days in such Interest Period. The SIFMA Index Value in effect for any day in an Interest Period shall equal the SIFMA Index Value on the immediately preceding SIFMA Reset Date.

SIFMA Reset Dates: November 10, 2011 and thereafter, each Thursday of each week (or any other day in each week specified by the Index Sponsor, or if any such Thursday is not a U.S. Government Securities Business Day (as defined below), the next succeeding U.S. Government Securities Business Day).

SIFMA Index Value: For each SIFMA Reset Date, the level of the SIFMA Municipal Swap Index (subject to “Discontinuance or Revision of SIFMA Municipal Swap Index” below) determined and reported on the Wednesday preceding such SIFMA Reset Date (or any other day in each week specified by the Index Sponsor, or if any such Wednesday is not a U.S. Government Securities Business Day, the next succeeding U.S. Government Securities Business Day).

If the SIFMA Index Value for any SIFMA Reset Date is not determined or reported by the Index Sponsor (as defined below), the SIFMA Rate for such SIFMA Reset Date will be the SIFMA Index Value in effect on the immediately preceding SIFMA Reset Date. For further information on the SIFMA Municipal Swap Index, see “Securities Industry and Financial Markets Association Municipal Swap Index” below.

SIFMA Municipal Swap Index: The Securities Industry and Financial Markets Association Municipal Swap Index, produced and reported by the Index Sponsor.

Index Sponsor: Thomson Municipal Market Data, a Thompson Financial Services Company (“MMD”), or any successor.

Spread: 6.00%

Maximum Interest Rate: 9.00%

Minimum Interest Rate: 0.00%

Discontinuance or Revision of SIFMA Municipal Swap Index: If MMD discontinues publication of the SIFMA Municipal Swap Index and MMD or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the discontinued SIFMA Municipal Swap Index (such index, a “Successor Index”), then the SIFMA Index Value for each SIFMA Reset Date occurring after such discontinuance will be determined by reference to the level of such Successor Index. If a Successor Index is selected, the Successor Index will be substituted for the SIFMA Municipal Swap Index for all purposes. Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause written notice thereof to be promptly furnished to the trustee, which will provide notice to the holders of the Notes.

If MMD discontinues publication of the SIFMA Municipal Swap Index and the Calculation Agent determines, in its sole discretion, that no Successor Index is available, then following such discontinuance until the earlier of (a) the Maturity Date or (b) the date on which the Calculation Agent determines that a Successor Index is available, the Calculation Agent will determine the SIFMA Index Value for each SIFMA Reset Date occurring after such discontinuance in accordance with the procedures for and method of calculating the SIFMA Municipal Swap Index last in effect prior to such discontinuance.

If the SIFMA Index Value for any SIFMA Reset Date is subsequently revised or amended after its publication, such revision or amendment will not be effective for purposes of any calculation with respect to the Notes, except in the event of manifest error (as determined by the Calculation Agent in its sole discretion).

Business Day: New York

London

Euro

Other (_________________) Business Day Convention: Following

Modified Following

Preceding

Adjusted or Unadjusted

U.S. Government Securities Business Day: Any day except for a Saturday, Sunday or a day on which The Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Redemption at the Option of the Company: We may redeem your Notes, in whole or in part, at the Redemption Price set forth below, on any Interest Payment Date commencing on November 10, 2011, provided we give at least five business days’ prior written notice to the trustee. If we exercise our redemption option, the Interest Payment Date on which we so exercise will be referred to as the “Early Redemption Date”.

Redemption Price:

If we exercise our redemption option, you will receive on the Early Redemption Date 100% of the principal amount of the Notes, together with any accrued and unpaid interest to but excluding the Early Redemption Date.

Settlement: DTC; Book-entry; Transferable.

Listing: The Notes will not be listed on any U.S. securities exchange or quotation system.

Agent: Barclays Capital Inc.

Barclays Capital Inc. has agreed to purchase the Notes from us at 100% of the principal amount, resulting in aggregate proceeds to Barclays Bank PLC of $2,000,000. Barclays Capital Inc. proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Factors” below. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated August 31, 2010, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC. and this offering. Buyers should rely upon this pricing supplement, the prospectus, the prospectus supplement, and any relevant free writing prospectus for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•	Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus Supplement dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201604/d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1-10257.

Alternatively, Barclays Capital Inc. or any agent or dealer participating in this offering will arrange to send you this pricing supplement, the prospectus, the prospectus supplement and any relevant free writing prospectus if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-5 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•

Issuer Credit Risk—The Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection provided at maturity, depends on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.

•

Reference Rate / Interest Payment Risk—Because the Interest Rate on the Notes is a floating rate, you will be exposed to risks not associated with a conventional fixed-rate debt instrument. Commencing on or after the Issue Date to but excluding November 10, 2011, the amount of interest payable on the Notes on each Interest Payment Date will depend on the level of 3-Month LIBOR plus the Spread (i.e., the Floating Percentage). Commencing on November 10, 2011 and thereafter to but excluding the Maturity Date, the amount of interest payable on the Notes on each Interest Payment Date will depend on the sum of (a) the Floating Percentage and (b) 10 times the difference between (i) the product of the Average 3-Month LIBOR times 67%, minus (ii) the Average SIFMA Index Value during that Interest Period (the “Interest Adjustment Amount”). If during an Interest Period the Interest Adjustment Amount is negative (meaning that the Average SIFMA Index Value exceeds the product of Average 3-Month LIBOR times 67% during that Interest Period), the Interest Adjustment Amount will be negative and the amount of interest payable on the related Interest Payment Date will be lower than the Floating Percentage. Moreover, the formula for calculating the Interest Rate on the Notes incorporates leverage, which will magnify the Interest Adjustment Amount in each Interest Period and, to the extent the Interest Adjustment Amount is negative, will magnify the negative Interest Adjustment Amount for that Interest Period and the corresponding decrease in the Interest Rate payable on the related Interest Payment Date. If the absolute value of any such negative Interest Adjustment Amount equals or exceeds the Floating Percentage, the Interest Rate for such Interest Period will be zero and no interest will be paid on the related Interest Payment Date.

In addition, we have no control over a number of matters that may affect interest rates, including economic, financial and political events that are important in determining the existence, magnitude and longevity of these risks and their results. In recent years, interest rates have been volatile, and volatility also could be characteristic of the future.

•

Maximum Interest Rate—The Interest Rate on the Notes for any Interest Period will be limited to the Maximum Interest Rate. As a result, in the event that the Interest Rate otherwise calculated for any applicable Interest Period exceeds the Maximum Interest Rate, your interest payment for the relevant Interest Period will reflect the Maximum Interest Rate, and you will lose the benefit of any interest payment that would have been payable had such Maximum Interest Rate not been applicable.

•

A number of Factors Can Affect the Interest Adjustment Amount—Commencing on November 10, 2011 and thereafter to but excluding the Maturity Date, the amount of interest, if any, payable on the Notes will depend in part on the Interest Adjustment Amount, as discussed above. A number of factors can affect the Interest Adjustment Amount by causing changes in the relative values of Average 3-Month LIBOR and the Average SIFMA Index Value, including (among others):

•

changes in or perceptions about future marginal tax rates—generally, decreases in, or a perception that there will be decreases in, marginal tax rates are expected to reduce the Interest Adjustment Amount, and therefore the amount of interest you will be paid on the Notes;

•

changes or uncertainty with respect to the tax-exempt nature of municipal securities—generally, changes in the tax laws that have an adverse effect on the tax-exempt nature of municipal securities are expected to reduce the Interest Adjustment Amount;

•

changes in the tax treatment of comparable securities—changes in the tax laws that grant securities other than municipal securities favorable tax treatment to investors may adversely impact market demand for and pricing of municipal securities generally, which development would be expected to reduce the Interest Adjustment Amount; and

•

relative supply and demand for tax-exempt and taxable debt in their respective marketplaces and other factors affecting pricing of tax-exempt debt—a relative decline in demand for or an increase in supply of tax-exempt debt caused by factors other than tax rates (such as fragmentation in the market for municipal securities, uncertainty regarding the rights of holders of municipal securities, and illiquidity) could reduce the Interest Adjustment Amount, to the extent that the Average SIFMA Index Value increases relative to Average 3-Month LIBOR as a result of these developments.

These and other factors may have a negative impact on the Interest Rate payable on the Notes, as well as on the market value of the Notes and, therefore, on the price you may receive in connection with a sale of the Notes prior to maturity.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity (subject to Issuer credit risk), the Original Issue Price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions may be lower than the Original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including hedging our obligations under the Notes. In performing these duties, the economic interests of our affiliates of ours are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients. In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions. The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients. Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you. Barclays Wealth is acting solely as agent for Barclays Bank PLC. If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

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Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

MMD May Discontinue or Adjust the SIFMA Municipal Swap Index—The SIFMA Municipal Swap Index is produced by MMD, a third party unaffiliated with Barclays Bank PLC and Barclays Capital Inc. MMD may make methodological or other changes that could change the level of the SIFMA Municipal Swap Index, including changes related to the method by which the SIFMA Municipal Swap Index is calculated, the criteria for eligibility in the SIFMA Municipal Swap Index, or the timing with which the SIFMA Municipal Swap Index is published. In addition, MMD may alter, discontinue or suspend calculation or dissemination of the SIFMA Municipal Swap Index. MMD has no obligation to consider the interests of holders of the Notes in calculating, revising or discontinuing the SIFMA Municipal Swap Index. In the event that the SIFMA Municipal Swap Index is no longer published, another measure of tax-exempt VRDO (as defined in “Securities Industry and Financial Markets Association Municipal Swap Index” below) rates will be employed to determine the Average SIFMA Index Value used to calculate the Interest Adjustment Amount. No assurance can be given that rates used in lieu of the SIFMA Index Values will be accurate assessments of the average tax-exempt VRDO rates that the SIFMA Municipal Swap Index is currently intended to assess. Any of these actions could adversely affect the Average

SIFMA Index Value used to calculate the level Interest Adjustment Amount and, therefore, the value of the Notes or the Interest Rate payable on any Interest Payment Date

•

Variable-Rate Demand Obligations—Barclays Capital Inc., an affiliate of Barclays Bank PLC, and certain other affiliates of Barclays Bank PLC, may, from time to time, trade in some or all of the variable-rate demand obligations (“VRDOs”) (as discussed in “Securities Industry and Financial Markets Association Municipal Swap Index” below) included in the SIFMA Municipal Swap Index on a spot and forward basis and other contracts and products in or related to such VRDOs. In addition, the VRDO rate quotations that Barclays Bank PLC’s remarketing agent affiliate furnishes to MMD may account for a significant portion of the VRDO rates that underlie the SIFMA Municipal Swap Index. As a result, the rates contributed by this remarketing agent affiliate could potentially have a significant impact on the SIFMA Index Value, which is the non-weighted average of all of the individual VRDO rates used that week, after dropping rates outside one standard deviation.

Barclays Capital Inc. and certain of its affiliates or other affiliates of Barclays Bank PLC may also issue or underwrite other financial instruments with returns indexed to the prices of the VRDOs included in the SIFMA Municipal Swap Index, or such VRDOs and related derivatives. These trading and underwriting activities could affect the level of the SIFMA Municipal Swap Index in a manner that would be adverse to the holders’ investment in the Notes. With respect to any such activities, none of Barclays Capital Inc., its affiliates or other affiliates of the Barclays Bank PLC has any obligation to take the needs of any buyers, sellers or holders of the Notes into consideration at any time.

•

Many Economic and Market Factors Will Impact the Value of the Notes—The value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

Commencing on or after the Issue Date to but excluding November 10, 2011, the amount of interest payable on the Notes on each Interest Payment Date will depend on the level of 3-Month LIBOR plus the Spread (i.e., the Floating Percentage). Commencing on November 10, 2011 and thereafter to but excluding the Maturity Date, the amount of interest payable on the Notes on each Interest Payment Date will depend on the sum of (a) the Floating Percentage and (b) 10 times the difference between (i) the product of the Average 3-Month LIBOR times 67%, minus (ii) the Average SIFMA Index Value during that Interest Period (the “Interest Adjustment Amount”).

The table below presents examples of hypothetical Interest Rates that would accrue on the Notes commencing on or after November 10, 2011 to but excluding the Maturity Date, as a result of changes in the Floating Percentage and the Interest Adjustment Amount. For purposes of calculating the hypothetical per annum Interest Rate, the effective Interest Rate and the resulting hypothetical quarterly interest payment, we have assumed: (i) a series of hypothetical values for the Floating Percentage (based on a hypothetical range of values for the Reference Rate and a spread of 6.00%); (ii) a series of hypothetical values for Average 3-Month LIBOR; and (iii) a series of hypothetical values for Average SIFMA Index Value. All quarterly payment amounts are calculated per $1,000 principal amount.

The amount of interest payable on an Interest Payment Date will be reduced if the Interest Adjustment Amount is negative, and this reduction could be significant even if the difference is small due to the leverage factor of 10. If the absolute value of any negative Interest Adjustment Amount equals or exceeds the Floating Percentage, the Interest Rate for such Interest Period will be zero. In addition, the table below illustrates that since the Maximum Interest Rate is fixed at 9.00% per annum in any quarterly Interest Period, the leveraged exposure to the Interest Adjustment Amount cannot increase the amount of interest payable above 9.00% per annum.

The hypothetical interest payments set forth in the table below are for illustrative purposes only and do not reflect the actual interest payments applicable to a purchaser of the Notes. The actual interest payments will depend on the Floating Percentage and the actual Interest Adjustment Amount for each Interest Period. The applicable Interest Rate for each Interest Period will be determined on a per annum basis but will apply only to that Interest Period. Whether or not you receive interest on a particular Interest Payment Date will depend on whether or not the Issuer determines to exercise its redemption rights.

Floating Percentage	Average 3- Month LIBOR	Average SIFMA Index Value	Interest Adjustment Amount†	Hypothetical Interest Rate (per annum)††	Effective Interest Rate†††	Hypothetical Quarterly Interest Payment‡‡
6.50%	0.600%	0.100%	3.020%	9.000%	2.250%	$22.50
6.75%	0.800%	0.300%	2.360%	9.000%	2.250%	$22.50
7.00%	1.000%	0.450%	2.200%	9.000%	2.250%	$22.50
7.10%	1.200%	0.700%	1.040%	8.140%	2.035%	$20.35
7.30%	1.400%	0.900%	0.380%	7.680%	1.920%	$19.20
6.90%	1.000%	0.670%	0.000%	6.900%	1.725%	$17.25
6.70%	0.700%	0.450%	0.190%	6.890%	1.723%	$17.23
6.50%	0.600%	0.400%	0.020%	6.520%	1.630%	$16.30
6.30%	0.300%	0.200%	0.010%	6.310%	1.578%	$15.78
6.10%	0.100%	0.100%	-0.330%	5.770%	1.443%	$14.43
6.30%	0.400%	0.400%	-1.320%	4.980%	1.245%	$12.45
6.50%	0.400%	0.600%	-3.320%	3.180%	0.795%	$7.95
7.30%	1.350%	1.350%	-4.455%	2.845%	0.711%	$7.11
6.10%	0.100%	0.680%	-6.130%	0.000%	0.000%	$0.00
6.20%	0.100%	0.700%	-6.330%	0.000%	0.000%	$0.00
6.30%	0.300%	0.900%	-6.990%	0.000%	0.000%	$0.00
6.65%	0.700%	1.150%	-6.810%	0.000%	0.000%	$0.00
7.00%	1.000%	1.370%	-7.000%	0.000%	0.000%	$0.00
7.30%	1.400%	1.700%	-7.620%	0.000%	0.000%	$0.00

†	The Interest Adjustment Amount is equal to 10 x [(Average 3-Month LIBOR x 0.67) – (Average SIFMA Index Value)]

††	The Hypothetical Interest Rate is equal to the sum of (i) the Floating Percentage and (ii) the Interest Adjustment Amount, subject to the Minimum Interest Rate of 0.00% and the Maximum Interest Rate of 9.00%

†††	The effective Interest Rate for a particular quarter is equal to the Hypothetical Interest Rate (per annum) multiplied by the applicable day count fraction of 30/360 (for a quarterly Interest Period, 90/360).

‡‡	The Hypothetical Quarterly Interest Payment, per $1,000 principal amount, is equal to the effective Interest Rate multiplied by $1,000.

The examples below illustrate how the Interest Adjustment Amount, the Interest Rate and the quarterly interest payment are calculated for a single Interest Period. The below examples are based on hypothetical values for: (i) the Floating Percentage; (ii) Average 3-Month LIBOR; and (iii) the Average SIFMA Index Value. The Minimum Interest Rate is 0.00%, the Maximum Interest Rate is 9.00% and the day count fraction is 30/360 (for a quarterly Interest Period, 90/360). The following results are based solely on the hypothetical examples cited; the values for the Floating Percentage, Average 3-Month LIBOR and the Average SIFMA Index Value have been chosen arbitrarily for the purpose of these examples and are not indicative of their future values. Numbers in the examples have been rounded for ease of analysis. The examples below assume the Notes are held until the Maturity Date. The examples below also do not take into account the effects of applicable taxes.

Example 1. The Floating Percentage is equal to 6.50% (based on a Reference Rate of 0.50% and a Spread of 6.00%), Average 3-Month LIBOR is equal to 0.60% and the Average SIFMA Index Value is equal to 0.40%. As a result, the Interest Adjustment Amount is equal to 0.02%, the per annum Interest Rate is equal to 6.52%, the effective Interest Rate is equal to 1.63% and the quarterly interest payment is equal to $16.30.

The Interest Adjustment Amount is calculated as follows:

•	10 x [(Average 3-Month LIBOR x 0.67) – (Average SIFMA Index Value)] = Interest Adjustment Amount

•	10 x [(0.60% x 0.67) – (0.40%)] = 0.02%

The Interest Rate is calculated as follows:

•	Floating Percentage + Interest Adjustment Amount = Interest Rate

•	6.50% + 0.02% = 6.52%

The effective Interest Rate for the relevant Interest Period is calculated as follows:

•	Per annum Interest Rate x Day Count Fraction

•	6.52% x 90/360 = 1.63%

The quarterly interest payment is calculated as follows:

•	Effective Interest Rate x Principal Amount

•	1.63% x $1,000 = $16.30

Example 2. The Floating Percentage is equal to 6.20% (based on a Reference Rate of 0.20% and a Spread of 6.00%), Average 3-Month LIBOR is equal to 0.10% and the Average SIFMA Index Value is equal to 0.70%. As a result, the Interest Adjustment Amount is equal to –6.33%, the per annum Interest Rate is equal to 0.00% and the quarterly interest payment is equal to $0.00.

The Interest Adjustment Amount is calculated as follows:

•	10 x [(Average 3-Month LIBOR x 0.67) – (Average SIFMA Index Value)] = Interest Adjustment Amount

•	10 x [(0.10% x 0.67) – (0.70%)] = -6.33%

The Interest Rate is calculated as follows:

•	Floating Percentage + Interest Adjustment Amount = Interest Rate

•	6.20% + (-6.33%) = -0.13%

Because the absolute value of the negative Interest Adjustment Amount exceeds the Floating Percentage, the Interest Rate for the Interest Period will be zero.

Example 3. The Floating Percentage is equal to 7.00% (based on a Reference Rate of 1.00% and a Spread of 6.00%), Average 3-Month LIBOR is equal to 1.00% and the Average SIFMA Index Value is equal to 0.45%. As a result, the Interest Adjustment Amount is equal to 2.20%, the per annum Interest Rate is equal to 9.00%, the effective Interest Rate is equal to 2.25% and the quarterly interest payment is equal to $22.50.

The Interest Adjustment Amount is calculated as follows:

•	10 x [(Average 3-Month LIBOR x 0.67) – (Average SIFMA Index Value)] = Interest Adjustment Amount

•	10 x [(1.00% x 0.67) – (0.45%)] = 2.20%

The Interest Rate is calculated as follows:

•	Floating Percentage + Interest Adjustment Amount = Interest Rate

•	7.00% + 2.20% = 9.20%

However, since the calculated per annum Interest Rate exceeds the Maximum Interest Rate of 9.00%, the per annum Interest Rate for the Interest Period will be equal to 9.00%

The effective Interest Rate for the relevant Interest Period is calculated as follows:

•	Per annum Interest Rate x Day Count Fraction

•	9.00% x 90/360 = 2.25%

The quarterly interest payment is calculated as follows:

•	Effective Interest Rate x Principal Amount

•	2.25% x $1,000 = $22.50

SECURITIES INDUSTRY AND FINANCIAL MARKETS ASSOCIATION MUNICIPAL SWAP INDEX

Barclays Bank PLC has derived all information (without further verification) regarding the SIFMA Municipal Swap Index contained herein, including its make-up, method of calculation and changes in its components, from publicly available information prepared by Securities Industry and Financial Markets Association (“SIFMA”) and Municipal Market Data (“MMD”), a Thomson Financial Services company. Such information reflects the policies of, and is subject to change by SIFMA and/or MMD. Neither Barclays Bank PLC nor Barclays Capital Inc. makes any representation that the publicly available information about the SIFMA Municipal Swap Index is accurate or complete.

The SIFMA Municipal Swap Index is determined, comprised and calculated by MMD without regard to the Notes, and the Notes are not sponsored, endorsed, or promoted by MMD. MMD makes no representation or warranty, express or implied, to the holder of the Notes or to any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the MMD to track the performance of municipal swaps. Neither MMD nor SIFMA represents that the SIFMA Municipal Swap Index is accurate or complete and it should not be relied upon as such. MMD has no obligation to continue to publish, and may discontinue publication of, the SIFMA Municipal Swap Index. The consequences of the Index Sponsor discontinuing or modifying the SIFMA Municipal Swap Index are described above under “Discontinuation or Revision of the SIFMA Municipal Swap Index “. MMD has no obligation to take the needs of any party into consideration in determining, composing or calculating the SIFMA Municipal Swap Index. In no event shall MMD have any liability to holders of the Notes or to any other third party for damages of any kind incident to the use of the SIFMA Municipal Swap Index.

SIFMA Municipal Swap Index was created by SIFMA (formerly The Bond Market Association, or “BMA”) and is produced by MMD. The SIFMA Municipal Swap Index is a seven-day high-grade market index comprised of tax-exempt variable-rate demand obligations (“VRDOs”) from MMD’s database of VRDO issues. The weekly SIFMA Municipal Swap Index level is the non-weighted average of the weekly rates of various VRDO issues included in the SIFMA Municipal Swap Index. The SIFMA Municipal Swap Index is calculated on a weekly basis, and released to subscribers on Wednesday, and becomes effective on the following Thursday. The actual number of issues that make up the SIFMA Municipal Swap Index will vary in time as issues are called, converted, mature or are newly issued. In addition, if changes occur which violate the criteria or calculation methods of the SIFMA Municipal Swap Index, an issue will be dropped. The qualification criteria for the Index have been established by a subcommittee of SIFMA. Typically, the SIFMA Municipal Swap Index has included 650 issues in any given week.

Under the qualification criteria currently in effect, in order to be eligible for inclusion in the Index, each component VRDO must:

•	have a weekly reset, effective on Wednesday;

•	be tax-exempt for federal income tax purposes and not subject to Alternative Minimum Tax under the Internal Revenue Code of 1986, as amended;

•	have an outstanding amount of $10 million or more;

•	have the highest available short-term rating (i.e., be rated “VMIG1” by Moody’s Investors Service, Inc. or “A-1+” by Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies); and

•	pay interest on a monthly basis, calculated on an actual/actual basis.

In addition, only one quote per obligor per remarketing agent will be included in the SIFMA Municipal Swap Index. Issues from all states are eligible for inclusion.

In calculating the SIFMA Municipal Swap Index, (i) the standard deviation of the rates of the component VRDOs is calculated and any rate falling outside of +/- 1.0 standard deviations is not included, and (ii) an averaging method is used to ensure that no participating remarketing agent represents more than 15% of the SIFMA Municipal Swap Index.

HISTORICAL LIBOR/SIFMA INFORMATION

The following charts show certain historical information concerning 3-Month LIBOR, the SIFMA Index Value and 67% of the weighted Average 3-Month LIBOR during the related Interest Period minus the weighted Average SIFMA Index Value during that Interest Period (the “LIBOR/SIFMA Spread”). These charts were prepared using historical data on 3-month LIBOR and the SIFMA Index Value obtained from Bloomberg Financial Markets; neither Barclays Capital Inc. nor Barclays Bank PLC makes any representation or warranty as to the accuracy or completeness of this data. The historical experience of 3-Month LIBOR, the SIFMA Index Value and the LIBOR/SIFMA Spread is not necessarily indicative of, and should not be taken as an indication of, the future performance of 3-Month LIBOR, the SIFMA Index Value or the LIBOR/SIFMA Spread during the term of the Notes, or what the value of the Notes may be. Fluctuations in the level of 3-Month LIBOR and the SIFMA Index Value make the LIBOR/SIFMA Spread, and therefore the Notes’ effective Interest Rate, difficult to predict and can result in effective Interest Rates to investors that are lower than anticipated. Historical fluctuations in 3-Month LIBOR and the SIFMA Index Value may be greater or lesser than fluctuations in 3-Month LIBOR and the SIFMA Index Value experienced by the holders of the Notes.

The following chart shows (a) 67% times 3-month LIBOR on Wednesday of each week in the period from the week ending January 5, 2000 through the week ending September 30, 2010, as compared to (b) the SIFMA Index Value determined by MMD on Wednesday of each such week.

The following chart shows, for the three-month periods ending on the 15th day of each calendar month from January 15, 2000 through September 15, 2010, the historical LIBOR/SIFMA Spread in effect for that three month period (equal to the difference between (a) 67% times the non-compounded weekly weighted average of 3-month LIBOR minus (b) the non-compounded weekly weighted average of the SIFMA Index Value for such three month period, calculated in the same manner as the LIBOR/SIFMA Spread will be calculated for purposes of the Notes, as described above).

UNITED STATES FEDERAL INCOME TAX TREATMENT

The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes. This summary supplements the section “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement and supersedes it to the extent inconsistent therewith.

We intend to treat the Notes as contingent payment debt instruments subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the prospectus supplement. Pursuant to the terms of the Notes, you agree to treat the Notes consistent with our treatment for all U.S. federal income tax purposes. As a result, you may be required to include original issue discount (“OID”) in income during your ownership of the Notes in excess of any cash payments made with respect to the Notes in such taxable year. Additionally, you will generally be required to recognize ordinary income on the gain, if any, realized on a sale, upon maturity, or other disposition of the Notes. Pursuant to the terms of the Notes, you agree to treat the Notes consistent with our treatment for all U.S. federal income tax purposes.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the Notes might differ from the treatment described above.

Because Barclays Capital Inc. proposes to offer the Notes at varying prices, the “issue price” of the Notes for federal income tax purposes may differ from the amount you pay for the Notes. You may obtain the issue price of each Note by contacting Structuring, Investor Solutions Americas at (212) 412-1101. If you purchase the Notes for an amount that differs from their issue price, you may be subject to special tax rules as described in “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement (in particular, the rules that apply when a U.S. holder purchases a contingent payment debt instrument for an amount that differs from the adjusted issue price of that contingent payment debt instrument at the time of the purchase). You should consult your own tax advisor regarding these rules.

3.8% Medicare Tax On “Net Investment Income”

Beginning in 2013, U.S. holders that are individuals, estates, and certain trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include the interest payments and any gain realized with respect to the Notes, to the extent of their net investment income that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. U.S. holders should consult their advisors with respect to their consequences with respect to the 3.8% Medicare tax.

Information Reporting

Holders that are individuals (and, to the extent provided in future regulations, entities) may be subject to certain foreign financial asset reporting obligations with respect to their Notes if the aggregate value of their Notes and their other “specified foreign financial assets” exceeds $50,000. Significant penalties can apply if a holder fails to disclose its specified foreign financial assets. This information reporting requirement is generally applicable for taxable years beginning after March 18, 2010. We urge you to consult your tax advisor with respect to this and other reporting obligations with respect to your Notes.

PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement. The Agent will commit to take and pay for all of the Notes, if any are taken.

Delivery of the Notes of a particular series may be made against payment for the Notes more than three business days following the pricing date for those Notes (that is, a particular series of Notes may have a settlement cycle that is longer than “T+3”). For considerations relating to an offering of Notes with a settlement cycle longer than T+3, see “Plan of Distribution” in the prospectus supplement.

US$2,000,000

BARCLAYS BANK PLC

CALLABLE SIFMA MUNICIPAL SWAP INDEX/LIBOR SPREAD NOTES

DUE NOVEMBER 10, 2025

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED FEBRUARY 10, 2009, AND THE

PROSPECTUS SUPPLEMENT DATED MARCH 1, 2010)